                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                            CLIFFS DRILLING COMPANY
             (Exact Name of Registrant as Specified in Its Charter)




               DELAWARE                                  76-0248934
          (State of Incorporation                       (I.R.S. Employer
              or Organization)                       Identification Number)


     1200 Smith Street, Suite 300
             Houston, Texas                                  77002
   (Address of Principal Executive Offices)                 (Zip Code)



   If this Form relates to the registration of a               If this Form relates to the registration of a
   class of debt securities and is effective upon              class of debt securities and is to become
   filing pursuant to General Instruction A(c)(1)              effective simultaneously with the effectiveness of
   please check the following box.   [ ]                       a concurrent registration statement under the
                                                               Securities Act of 1933 pursuant to General
                                                               Instruction A(c)(2) please check the following
                                                               box.   [ ]


       Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class                                          Name of Each Exchange on Which
      to be so Registered                                              Each Class is to be Registered
      -------------------                                          -------------------------------------

      Preferred Stock Purchase Rights                                   New York Stock Exchange


       Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
                               (Title of Class)
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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         On May 21, 1997, the Board of Directors of Cliffs Drilling Company (the "Company") authorized and declared a dividend of one Right (a "Right") for each outstanding share of Common Stock, par value $0.01 per share ("Common Stock"), of the Company (the "Common Shares"). The dividend is payable on June 17, 1997 (the "Record Date") to the holders of record of the Common Shares at the close of business on that date. In addition, the Company has authorized the issuance of one Right with respect to each share of Common Stock that shall become outstanding between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as such terms are hereinafter defined). When exercisable each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, no par value, of the Company (the "Preferred Shares"), at a price of $150.00 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent").

         Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15 percent or more of the outstanding Common Shares and (ii) 10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) following the commencement of, or first public announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 15 percent or more of the outstanding Common Shares (the earlier of such dates being herein referred to as the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of a Summary of Rights to Purchase Preferred Shares ("Summary of Rights") in substantially the form attached as Exhibit C to the Rights Agreement.

         The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding on or after the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on June 17, 2007 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

         The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

         Preferred Shares purchasable upon exercise of the Rights will not be subject to redemption by the Company. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $.01 per share but will be entitled to an aggregate dividend of 1000 multiplied times the dividend declared per Common Share. In the event of liquidation, the holder of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1.00 per share but will be entitled to an aggregate payment of 1000 multiplied times the payment made per Common Share. Each Preferred Share will have 1000 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1000 multiplied times the amount received per Common Share. These rights are protected by customary antidilution provisions.

         Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

         In the event that the Company is acquired in a merger or other business combination transaction or 50 percent or more of its consolidated assets or earning power are sold after a person or group of affiliated or associated persons has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be null and void and nontransferable), will thereafter have the right to receive upon exercise that number of Common Shares of the Company having a market value of two times the exercise price of the Right.

         At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50 percent or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become null and void and nontransferable), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent in such Purchase Price. The Company may, but shall not be required to, issue fractions of a Preferred Share (other than one one-thousandth of a Preferred Share or any integral multiple thereof, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

         At any time prior to the close of business on the tenth day following a public announcement that an Acquiring Person has become such an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. The time at which the Rights are redeemed by the Company is herein referred to as the "Redemption Date." Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price.

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including without limitation an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of 0.001 percent and the largest percentage of the outstanding Common Shares then known by the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10 percent, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Preferred Shares shall rank, with respect to the payment of dividends and as to distributions of assets upon liquidation, dissolution or winding up of the Company, junior to all other series of preferred stock of the Company, if any, unless the Board of Directors of the Company shall specifically determine otherwise in fixing the powers, preferences and relative, participating, optional and other special rights of the shares of any such other series and the qualifications, limitations and restrictions thereof.

         As of JUNE 3, 1997, there were 15,237,114 Common Shares issued and outstanding, and an aggregate of an additional 614,200 Common Shares reserved for issuance under the Company's employee stock option plans, non-employee director stock option plan and agreements (giving effect to a two-for-one stock split effected in the form of a 100% stock dividend to all holders of record of Common Stock at the close of business on May 22, 1997). One Right will be distributed to holders of the Common Stock for each Common Share owned of record at the close of business on June 17, 1997. One Right will be issued with respect to each Common Share that shall become outstanding between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date. In certain circumstances, the Company may issue Rights with respect to Common Shares issued following the Distribution Date and prior to the earlier of the Redemption Date and the Final Expiration Date. The Company's Board of Directors has initially reserve for issuance upon exercise of the Rights 500,000 Preferred Shares, which number is subject to adjustment from time to time in accordance with the Rights Agreement.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner or on terms not approved by the Board of Directors. The Rights, however, should not deter any prospective offeror willing to negotiate in good faith with the Board of Directors, nor should the Rights interfere with any merger or business combination approved by the Board of Directors of the Company prior to an Acquiring Person's acquiring 15 percent or more of the Common Shares.

         The Certificate of Incorporation and the Bylaws of the Company contain several provisions that may make the acquisition of control of the Company by means of a tender offer, open market purchases, proxy fight or otherwise more difficult. These provisions are expected to discourage certain types of transactions that may involve an actual or threatened change of control of the Company and to encourage persons seeking to acquire control of the Company to consult first with the Company's Board to negotiate the terms of any proposed business combination or offer. Takeovers or changes in the Board that might be proposed and effected without prior consultation and negotiation with the Board or the Company's management would not necessarily be detrimental to the Company and its shareholders. However, the Company nonetheless believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure the Company outweigh the disadvantages of discouraging such proposal, because, among other things, negotiation of such proposals could result in an improvement of their terms.

         The Company has in place certain additional measures which could also be considered to have anti-takeover effects. The Company's Certificate of Incorporation and Bylaws (i) provide that the size of the Board will be fixed by resolution of the directors of the Company, (ii) classify the Board into 3 classes, as nearly equal in number as possible, each class to serve for 3 years, with one class elected each year, (iii) provide that directors may be removed only for cause and only with the approval of the holders of at least 80 percent of the combined voting power of the outstanding shares of the Company capital stock entitled to vote generally in the election of directors (the "Voting Stock"), (iv) provide that any vacancy on the Board may be filled only by the remaining directors then in office, though less than a quorum, (v) provide that no shareholder action may be taken by written consent, (vi) provide that special meetings of the shareholders of the Company may be called only pursuant to a resolution adopted by a majority of the total number of directors that the Board would have if there were no vacancies or by the Chairman of the Board, (vii) require advance notice of business to be brought before, or nominations to be made at, a meeting of shareholders by a shareholder, (viii) authorize the Board to issue one or more series of preferred stock and to determine with respect to any such series the terms and rights thereof, and (ix) provide that certain provisions of the Certificate of Incorporation and of the Bylaws may not be amended or repealed or provisions inconsistent therewith adopted, without the approval of the holders of at least 80% of the Voting Stock.

         The foregoing is a summary of certain provisions in the Company's Certificate of Incorporation and Bylaws, and is qualified in its entirely by reference to the Certificate of Incorporation and Bylaws.

         A copy of the Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights is filed as an exhibit to this Registration Statement and incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

ITEM 2.  EXHIBITS

         4.3 Rights Agreement, dated effective June 17, 1997, between Cliffs Drilling Company and Harris Trust and Savings Bank, which includes as Exhibit B thereto the Form of Right Certificate.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.
                                        CLIFFS DRILLING COMPANY

Dated:   June 6, 1997          By:   /s/  EDWARD A. GUTHRIE
                                     ------------------------------------
                                        Edward A. Guthrie
                                        Vice President - Finance

                               INDEX TO EXHIBITS

Exhibit      Description
-------      -----------
4.3          Rights Agreement, dated effective June 17, 1997, between Cliffs
             Drilling Company and Harris Trust and Savings Bank, which includes as Exhibit B thereto the Form of Right Certificate